Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coastal Contacts Inc.:

We consent to the use of our auditors’ report dated December 18, 2012 on the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, and the related consolidated statements comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011 which is  included in this annual report on Form 40-F.

We also consent to the incorporation by reference of our report in the Registration Statement (No. 333-184653) on Form F-10, as amended, of the Company.

/s/ KPMG LLP

Chartered Accountants

December 18, 2012

Vancouver, Canada